                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 14)

                         Cablevision Systems Corporation
                                (Name of Issuer)

       Cablevision NY Group Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

             Cablevision NY Group Class A Common Stock: 12686C-10-9
                                 (CUSIP Number)

                                December 28, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.    NAME OF REPORTING PERSON                                           Charles F. Dolan,
                                                               individually and as Trustee
                                                              of the Charles F. Dolan 2004
                                                                  Grantor Retained Annuity
                                                                                     Trust

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)                                                       Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (A) [X]
                                                                                   (B) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                                         00 - See Item 3 of Statement

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                          U.S.A.

  NUMBER OF     7.   SOLE VOTING POWER                                          29,617,529
   SHARES
BENEFICIALLY    8.   SHARED VOTING POWER                                         1,189,350
  OWNED BY
    EACH        9.   SOLE DISPOSITIVE POWER                                     29,617,529
  REPORTING
PERSON WITH    10.   SHARED DISPOSITIVE POWER                                    1,189,350

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                                                     30,806,879

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                                  [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                             12.2%

14.   TYPE OF REPORTING PERSON                                                          IN

* Excludes 35,139,927 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON                                              Helen A. Dolan

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)                                                       Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (A) [X]
                                                                                   (B) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                                         00 - See Item 3 of Statement

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                          U.S.A.

  NUMBER OF     7.  SOLE VOTING POWER                                                    0
   SHARES
BENEFICIALLY    8.  SHARED VOTING POWER                                         30,806,879
  OWNED BY
    EACH        9.  SOLE DISPOSITIVE POWER                                               0
  REPORTING
 PERSON WITH   10.  SHARED DISPOSITIVE POWER                                    30,806,879

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                                    30,806,879

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                                  [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                             12.2%

14.   TYPE OF REPORTING PERSON                                                          IN

* Excludes 35,139,927 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON                                              James L. Dolan

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
      ONLY)                                                                 Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (A) [X]
                                                                                   (B) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                                         00 - See Item 3 of Statement

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                          U.S.A.

  NUMBER OF     7.  SOLE VOTING POWER                                              865,855
   SHARES
BENEFICIALLY    8.  SHARED VOTING POWER                                             16,846
  OWNED BY
    EACH        9.  SOLE DISPOSITIVE POWER                                         865,855
  REPORTING
 PERSON WITH   10.  SHARED DISPOSITIVE POWER                                        16,846

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                                       882,701

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                                  [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                              0.4%

14.   TYPE OF REPORTING PERSON                                                          IN

* Excludes 64,160,264 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON                                             Thomas C. Dolan

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)                                                       Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (A) [X]
                                                                                   (B) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                                         00 - See Item 3 of Statement

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                          U.S.A.

                7.   SOLE VOTING POWER                                             186,754
  NUMBER OF
   SHARES       8.   SHARED VOTING POWER                                                 0
BENEFICIALLY
  OWNED BY      9.   SOLE DISPOSITIVE POWER                                        186,754
    EACH
  REPORTING    10.   SHARED DISPOSITIVE POWER                                            0
PERSON WITH

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                                       186,754

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                                  [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                              0.1%

14.   TYPE OF REPORTING PERSON                                                          IN

* Excludes 64,160,264 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON                                            Patrick F. Dolan

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)                                                       Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (A) [X]
                                                                                   (B) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                                         00 - See Item 3 of Statement

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                          U.S.A.

  NUMBER OF     7.   SOLE VOTING POWER                                             107,913
   SHARES
BENEFICIALLY    8.   SHARED VOTING POWER                                                 0
  OWNED BY
    EACH        9.   SOLE DISPOSITIVE POWER                                        107,913
  REPORTING
PERSON WITH    10.   SHARED DISPOSITIVE POWER                                            0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                                       107,913

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES               [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                             0.05%

14.   TYPE OF REPORTING PERSON                                                          IN

* Excludes 64,160,264 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON                                          Kathleen M. Dolan,
                                                                     individually and as a
                                                                      Trustee of the Dolan
                                                              Descendants Trust, the Dolan
                                                                  Grandchildren Trust, the
                                                                   Dolan Spouse Trust, the
                                                               Dolan Progeny Trust, the DC
                                                                James Trust, the DC Thomas
                                                              Trust, the DC Patrick Trust,
                                                                the DC Kathleen Trust, the
                                                                 DC Marianne Trust, the DC
                                                              Deborah Trust, the CFD Trust
                                                               No. 1, the CFD Trust No. 2,
                                                              the CFD Trust No. 3, the CFD
                                                                Trust No. 4, the CFD Trust
                                                               No. 5, the CFD Trust No. 6,
                                                                     and as Trustee of the
                                                                Marissa Waller 1989 Trust,
                                                                    the Charles Dolan 1989
                                                                Trust, the Ryan Dolan 1989
                                                                  Trust and the Tara Dolan
                                                                                1989 Trust

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)                                                       Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (A) [X]
                                                                                   (B) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                                         00 - See Item 3 of Statement

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                          U.S.A.

  NUMBER OF     7.   SOLE VOTING POWER                                             248,889
   SHARES
BENEFICIALLY    8.   SHARED VOTING POWER                                        29,938,712
  OWNED BY
    EACH        9.   SOLE DISPOSITIVE POWER                                        248,889
  REPORTING
PERSON WITH    10.   SHARED DISPOSITIVE POWER                                   29,938,712

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                                    30,187,601

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                                  [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                             11.9%

14.   TYPE OF REPORTING PERSON                                                          IN

* Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 33,979,044 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON                                        Marianne Dolan Weber

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)                                                       Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (A) [X]
                                                                                   (B) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                                         00 - See Item 3 of Statement

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                          U.S.A.

  NUMBER OF     7.   SOLE VOTING POWER                                              11,933
   SHARES
BENEFICIALLY    8.   SHARED VOTING POWER                                                 0
  OWNED BY
    EACH        9.   SOLE DISPOSITIVE POWER                                         11,933
  REPORTING
PERSON WITH    10.   SHARED DISPOSITIVE POWER                                            0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                                        11,933

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                                  [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                            0.005%

14.   TYPE OF REPORTING PERSON                                                          IN

* Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 64,160,264 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON                                    Deborah A. Dolan-Sweeney

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
      ONLY)                                                                 Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (A) [X]
                                                                                   (B) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                                         00 - See Item 3 of Statement

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                          U.S.A.

  NUMBER OF     7.  SOLE VOTING POWER                                                6,381
   SHARES
BENEFICIALLY    8.  SHARED VOTING POWER                                             87,954
  OWNED BY
    EACH        9.  SOLE DISPOSITIVE POWER                                           6,381
  REPORTING
 PERSON WITH   10.  SHARED DISPOSITIVE POWER                                        87,954

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                                        94,335

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                                  [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                            0. 04%

14.   TYPE OF REPORTING PERSON                                                          IN

* Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 64,160,264 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON                                            Dolan Family LLC

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
      ONLY)                                                                     11-3519521

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (A) [X]
                                                                                   (B) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                                         00 - See Item 3 of Statement

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                        Delaware

 NUMBER OF      7.  SOLE VOTING POWER                                                    0
   SHARES
BENEFICIALLY    8.  SHARED VOTING POWER                                                  0
   OWNED BY
    EACH        9.  SOLE DISPOSITIVE POWER                                               0
  REPORTING
 PERSON WITH   10.  SHARED DISPOSITIVE POWER                                     7,977,325

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                                     7,977,325

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                                  [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                              3.4%

14.   TYPE OF REPORTING PERSON                                                          OO

* Excludes 56,182,939 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons as to which the Reporting Person disclaims beneficial ownership.

                        Amendment No. 14 to Schedule 13D

          This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2004 Grantor Retained Annuity Trust (the "2004 GRAT"); Helen A. Dolan; James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust and the Dolan Progeny Trust (collectively, the "Family Trusts"), the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Deborah Trust, the DC Marianne Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6 and as sole Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware (the "Reporting Persons").

          The Reporting Persons report on Schedule 13D as members of a group (the "Group Members") that includes, in addition to the Reporting Persons, Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust (the "2001 Trust"); David M. Dolan, as a Trustee of the 2001 Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the DC Kathleen Trust, the DC James Trust, the CFD Trust No. 1 and the CFD Trust No. 6 and as Trustee of the CFD Trust No. 10; Matthew J. Dolan, as a Trustee of the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; and Mary S. Dolan, as a Trustee of the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4.

          The Schedule 13D (the "Schedule") filed by the Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005, Amendment No. 4 filed on March 10, 2005, Amendment No. 5 filed on March 25, 2005, Amendment No. 6 filed on March 31, 2005, Amendment 7 filed on April 26, 2005, Amendment No. 8 filed on June 20, 2005, Amendment No. 9 filed on July 19, 2005, Amendment No. 10 filed on August 10, 2005, Amendment No. 11 filed on September 16, 2005, Amendment No. 12 filed on October 13, 2005 and Amendment No. 13 filed on October 25, 2005, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 14.

ITEM 2 IDENTITY AND BACKGROUND.

          The disclosure in parts (a), (b) and (c) of Item 2 is hereby amended and restated in its entirety to read as follows:

          (A) The names of Group Members are: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2004 Grantor Retained Annuity Trust (the "2004 GRAT"); Helen A. Dolan; James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, and the Dolan Progeny Trust (collectively, the "Family Trusts"), the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Deborah Trust, the DC Marianne Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6 and as sole Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust (the "2001 Trust"); David M. Dolan, as Trustee of the 2001 Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the DC Kathleen Trust, the DC James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust No. 10; Matthew J. Dolan, as a Trustee of the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4; and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware.

          (B) Except as indicated below, the business address of each Group Member is:
          c/o William A. Frewin
          Dolan Family Office
          340 Crossways Park Drive
          Woodbury, New York 11797

          (C) Charles F. Dolan is the Chairman of Cablevision Systems Corporation (the "Issuer"). Helen A. Dolan is his wife and is not currently employed. They are the parents of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber, and Deborah A. Dolan-Sweeney. Charles F. Dolan is also the brother of Lawrence J. Dolan. Charles F. Dolan is the Trustee of the 2004 GRAT.

          James L. Dolan is the Chief Executive Officer and a director of the Issuer. He is the son of Charles F. Dolan and Helen A. Dolan, and is the brother of Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney.

          Thomas C. Dolan is the Executive Vice President and the Chief Information Officer of the Issuer. He is the son of Charles F. Dolan and Helen A. Dolan, and is the brother of James L. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney.

          Patrick F. Dolan is a director of the Issuer, and is a director and an officer of a number of subsidiaries of Rainbow Media Group, a subsidiary of the Issuer, including News 12 Networks, of which he is the President. He is the son of Charles F. Dolan and Helen A. Dolan, and is the brother of James L. Dolan, Thomas C. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney.

          Kathleen M. Dolan is a teacher. Her business address is c/o Purple Crayon, 94B Bowman Road, Barnard, Vermont 05031. She is the daughter of Charles F. Dolan and Helen A. Dolan, and is the sister of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney. She is a co-Trustee of each of the Family Trusts, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Deborah Trust, the DC Marianne Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6 and sole Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust.

          Marianne Dolan Weber is the Chair of the Dolan Family Foundation and the Dolan Children's Foundation and she is a director of the Issuer. She is the daughter of Charles F. Dolan and Helen A. Dolan, and is the sister of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen
          M. Dolan and Deborah A. Dolan-Sweeney.

          Deborah A. Dolan-Sweeney is not currently employed. She is the daughter of Charles F. Dolan and Helen A. Dolan, and is the sister of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan and Marianne Dolan Weber.

          Lawrence J. Dolan is the brother of Charles F. Dolan, and is the father of Matthew J. Dolan, Paul J. Dolan and Mary S. Dolan. He is the Chief Executive Officer of Cleveland Indians Baseball Company, L.P. His business address is c/o Cleveland Indians, Jacobs Field, 2401 Ontario St., Cleveland, Ohio 44115. He is a co-Trustee of the 2001 Trust.

          David M. Dolan is a retired attorney and is currently the Chairman of the board of Citizens National Bank. He is a first cousin of Charles
          F. Dolan. He is a co-Trustee of the 2001 Trust.

          Paul J. Dolan is the son of Lawrence J. Dolan, the brother of Matthew
          J. Dolan and Mary S. Dolan, and a nephew of Charles F. Dolan and Helen
          A. Dolan. He is the President of Cleveland Indians Baseball Company, L.P. His business address is c/o Cleveland Indians Jacobs Field, 2401 Ontario St., Cleveland, Ohio 44115. He is a co-Trustee of each of the Family Trusts, the DC Kathleen Trust, the DC James Trust, the CFD Trust No. 1 and the CFD Trust No. 6 and is the Trustee of the CFD Trust No. 10.

          Matthew J. Dolan is the son of Lawrence J. Dolan, the brother of Paul
          J. Dolan and Mary S. Dolan, and a nephew of Charles F. Dolan and Helen
          A. Dolan. He is an attorney and is a principal of Thrasher, Dinsmore & Dolan, Corporate Place, 100 7th Avenue, Chardon, OH 44024-9423. He is a co-Trustee of the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No.5.

          Mary S. Dolan is the daughter of Lawrence J. Dolan, the sister of Matthew J. Dolan and Paul J. Dolan, and a niece of Charles F. Dolan and Helen A. Dolan. She is the Co-Director of Legal Services at the Lifespan Center for Legal Services, 20 East Jackson, Ste. 500, Chicago, IL 60604. She is a co-Trustee of the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4.

          Dolan Family LLC is a limited liability company whose members are the Family Trusts. Dolan Family LLC is organized under the laws of the state of Delaware. The business purpose of Dolan Family LLC is to hold Class B Common Stock and to enter into the Forward Transaction (as described below in Item 6). See Exhibit A."

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

          The disclosure in the first five paragraphs of Item 5 is hereby amended by and restated to read in its entirety as follows:

          "(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 68,586,342 shares of Class A Common Stock as a result of their beneficial ownership of (i) 4,426,078 shares of Class A Common Stock (including 1,296,439 shares of restricted stock and options to purchase 511,827 shares of Class A Common Stock that are exercisable within 60 days of the date of this filing), and (ii) 64,160,264 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 23.8% of the shares of Class A Common Stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 64,160,264 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

          Charles F. Dolan may be deemed to beneficially own an aggregate of 30,806,879 shares of Class A Common Stock, including (i) 1,570,275 shares of Class A Common Stock (including 370,000 shares of restricted stock), (ii) options to purchase 216,267 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 29,020,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 597,192 shares of Class A Common Stock (including 370,000 shares of restricted stock and options to purchase 216,267 shares of Class A Common Stock that are exercisable within 60 days of this report) owned of record personally, 25,288,191 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally and 3,732,146 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2004 GRAT and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation. He disclaims beneficial ownership of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

          Helen A. Dolan may be deemed to beneficially own an aggregate of 30,806,879 shares of Class A Common Stock, including (i) 1,570,275 shares of Class A Common Stock (including 370,000 shares of restricted stock), (ii) options to purchase 216,267 shares of Class A Common Stock that are exercisable within 60 days of the date of this report and (iii) 29,020,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.2% of the shares of Class A Common Stock currently outstanding. Helen A. Dolan holds no Issuer securities directly. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation and (b) 597,192 shares of Class A Common Stock (including 370,000 shares of restricted stock and options to purchase 216,267 shares of Class A Common Stock exercisable within 60 days of this report) owned of record by Charles F. Dolan personally, 25,288,191 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by Charles F. Dolan personally and 3,732,146 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2004 GRAT. Helen A. Dolan disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

          James L. Dolan may be deemed to beneficially own an aggregate of 882,701 shares of Class A Common Stock, including (i) 757,034 shares of Class A Common Stock (including 750,494 shares of restricted stock) and (ii) options to purchase 125,667 shares of Class A Common Stock that are exercisable within 60 days of the date of this report. This aggregate amount represents approximately 0.4% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 865,855 shares of Class A Common Stock (including 6,381 shares of Class A Common Stock owned of record personally, 735,982 shares of restricted stock owned of record personally, 159 shares of Class A Common Stock held as custodian for a minor child and options to purchase 123,333 shares of Class A Common Stock that are exercisable within 60 days of this report, owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 16,846 shares of Class A Common Stock (including 14,512 shares of restricted stock and options to purchase 2,334 shares of Class A Common Stock exercisable within 60 days of this report) owned of record by his spouse. He disclaims beneficial ownership of 159 shares of Class A Common Stock held as custodian for a minor child, and 16,846 shares of Class A Common Stock (including 14,512 shares of restricted stock and options to purchase 2,334 shares of Class A Common Stock exercisable within 60 days of this report) owned of record by his spouse, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

          Thomas C. Dolan may be deemed to beneficially own an aggregate of 186,754 shares of Class A Common Stock, including (i) 109,118 shares of Class A Common Stock (including 87,422 shares of restricted stock) and (ii) options to purchase 77,636 shares of Class A Common Stock that are exercisable within 60 days of the date of this report.

          This aggregate amount represents approximately 0.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 186,754 shares of Class A Common Stock (including 21,696 shares of Class A Common Stock, 87,422 shares of restricted stock and options to purchase 77,636 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, in each case owned of record personally).

          Patrick F. Dolan may be deemed to beneficially own an aggregate of 107,913 shares of Class A Common Stock, including (i) 45,783 shares of Class A Common Stock (including 28,334 shares of restricted stock) and
          (ii) options to purchase 62,130 shares of Class A Common Stock that are exercisable within 60 days of the date of this report. This aggregate amount represents approximately 0.05% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 107,913 shares of Class A Common Stock (including 17,449 shares of Class A Common Stock owned of record personally, 28,334 shares of restricted stock and options to purchase 62,130 shares of Class A Common Stock that are exercisable within 60 days of the date of this report).

          Kathleen M. Dolan may be deemed to beneficially own an aggregate of 30,187,601 shares of Class A Common Stock, including (i) 6,381 shares of Class A Common Stock, and (ii) 30,181,220 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 11.9% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally and an aggregate of 242,508 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust, the Marissa Waller 1989 Trust and the Tara Dolan 1989 Trust, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 29,938,712 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust and the CFD Trusts Nos. 1 - 6. She disclaims beneficial ownership of 30,181,220 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trusts Nos. 1 - 6, the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

          Marianne Dolan Weber may be deemed to beneficially own an aggregate of 11,933 shares of Class A Common Stock, including (i) 7,933 shares of Class A Common Stock (including 6,381 shares of Class A Common Stock owned of record personally and 1,552 shares of restricted stock) and
          (ii) options to purchase 4,000 shares of Class A Common Stock that are exercisable within 60 days of this report. This aggregate amount represents approximately 0.005% of the shares of Class A Common Stock currently outstanding. She may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 11,933 shares of Class A Common Stock owned of record personally (including 6,381 shares of Class A Common Stock owned of record personally, 1,552 shares of restricted stock and options to purchase 4,000 shares of Class A Common Stock that are exercisable within 60 days of this report).

          Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 94,335 shares of Class A Common Stock, including (i) 68,208 shares of Class A Common Stock (including 58,637 shares of restricted stock) and (ii) options to purchase 26,127 shares of Class A Common Stock that are exercisable within 60 days of the date of this report. This aggregate amount represents approximately 0.04% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 87,954 shares of Class A Common Stock (including 58,637 shares of restricted stock and options to purchase 26,127 shares of Class A Common Stock that are exercisable within 60 days of the date of this report) owned of record by her spouse. She disclaims beneficial ownership of the 87,954 shares of Class A Common Stock (including 58,637 shares of restricted stock and options to purchase 26,127 shares of Class A Common Stock that are exercisable within 60 days) owned of record by her spouse, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities."

          (c) Since the most recent Amendment to the Schedule 13D filed on October 25, 2005, the following transactions in the Issuer's Securities have been effected by Group Members:

          On November 2, 2005, Thomas C. Dolan used $98,996.22 received upon exercise of Stock Appreciation Rights to exercise options to purchase 12,125 shares of Class A Common Stock.

          On November 8, 2005, Charles F. Dolan received compensatory grants from the Issuer of 120,000 restricted shares of Class A Common Stock and options to acquire an aggregate of 403,200 shares of Class A Common Stock, including options to purchase 134,400 shares of Class A Common Stock that vest upon the achievement of certain performance criteria.

          On November 8, 2005, James L. Dolan received compensatory grants from the Issuer of 60,000 restricted shares of Class A Common Stock and options to acquire an aggregate of 314,400 shares of Class A Common Stock, including options to purchase 134,400 shares of Class A Common Stock that vest upon the achievement of certain performance criteria.

          On November 8, 2005, the spouse of James L. Dolan received a compensatory grant from the Issuer of options to acquire 7,000 shares of Class A Common Stock. James L. Dolan may be deemed to have shared voting and dispositive power over the securities held by his spouse. He disclaims beneficial ownership of the securities owned of record by his spouse and this report shall not be deemed to be an admission that he is the beneficial owner of such securities.

          On November 8, 2005, the spouse of Deborah A. Dolan-Sweeney received a compensatory grant from the Issuer of options to acquire 7,500 shares of Class A Common Stock. Deborah A. Dolan-Sweeney may be deemed to have shared voting and dispositive power over the securities held by her spouse. She disclaims beneficial ownership of the securities owned of record by her spouse and this report shall not be deemed to be an admission that she is the beneficial owner of such securities.

          On December 28, 2005, James L. Dolan ceased to be a Trustee of each of the DC James Trust, the CFD Trust No. 6, the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) and the Ryan Dolan 1989 Trust. As a result, he ceased to be a beneficial owner of an aggregate of 3,889,715 shares of Class B Common Stock held by the DC James Trust, the CFD Trust No. 6, the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) and the Ryan Dolan 1989 Trust.

          On December 28, 2005, Thomas C. Dolan ceased to be a Trustee of each of the DC Thomas Trust and the CFD Trust No. 5. As a result, he ceased to be a beneficial owner of an aggregate of 3,707,834 shares of Class B Common Stock held by the DC Thomas Trust and the CFD Trust No. 5.

          On December 28, 2005, Patrick F. Dolan ceased to be a Trustee of each of the DC Patrick Trust, the CFD Trust No. 4 and the Tara Dolan 1989 Trust. As a result, he ceased to be a beneficial owner of an aggregate of 3,604,690 shares of Class B Common Stock held by the DC Patrick Trust, the CFD Trust No 4 and the Tara Dolan 1989 Trust.

          On December 28, 2005, Marianne Dolan Weber ceased to be a Trustee of each of the Family Trusts, the DC Marianne Trust and the CFD Trust No.
          6. As a result, she ceased to be a beneficial owner of an aggregate of 11,627,123 shares of Class B Common Stock held by the Family Trusts, the DC Marianne Trust and the CFD Trust No. 3.

          On December 28, 2005, Deborah A. Dolan-Sweeney ceased to be a Trustee of each of the Family Trusts, the DC Deborah Trust and the CFD Trust No. 2. As a result, she ceased to be a beneficial owner of an aggregate of 11,739,849 shares of Class B Common Stock held by the Family Trusts, the DC Deborah Trust and the CFD Trust No. 2.

          On December 28, 2005, Kathleen M. Dolan became a Trustee of each of the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6 and sole Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust. As a result, Kathleen M. Dolan may be deemed to have sole voting and dispositive power over an aggregate of 242,508 shares of Class B Common Stock held by the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and shared voting and dispositive power over the aggregate of 18,198,863 shares of Class B Common Stock held by the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6, in addition to having shared voting and dispositive power over an aggregate of 11,739,849 shares of Class B Common Stock held by the Family Trusts, the DC Kathleen Trust and the CFD Trust No. 1. Kathleen M. Dolan disclaims beneficial ownership of the securities owned of record by the Family Trusts, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Marianne Trust, the DC Deborah Trust, the D.C. Kathleen Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5, the CFD Trust No. 6, the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and this report shall not be deemed an admission that she is the beneficial owner of such securities.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

          The disclosure in Item 7 is hereby amended by amending and restating Exhibit A to read in its entirety as Exhibit A attached hereto.

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 28, 2005

                                        CHARLES F. DOLAN, individually and as
                                        Trustee of the Charles F. Dolan 2004
                                        Grantor Retained Annuity Trust


                                        By:                   *
                                            ------------------------------------


                                        HELEN A. DOLAN


                                        By:                   *
                                            ------------------------------------


                                        JAMES L. DOLAN


                                        By: /s/ James L. Dolan
                                            ------------------------------------


                                        THOMAS C. DOLAN


                                        By: /s/ Thomas C. Dolan
                                            ------------------------------------


                                        PATRICK F. DOLAN


                                        By:                   *
                                            ------------------------------------

                                        KATHLEEN M. DOLAN, individually and as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6, and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust


                                        By:                   *
                                            ------------------------------------


                                        MARIANNE DOLAN WEBER


                                        By:                   *
                                            ------------------------------------


                                        DEBORAH A. DOLAN-SWEENEY


                                        By:                   *
                                            ------------------------------------

                                        DOLAN FAMILY LLC


                                        By:                   *
                                            ------------------------------------


* By: /s/ Brian G. Sweeney
      -------------------------------
      As Attorney-in-Fact